UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ______)*

                          BIO-IMAGING TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09056N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.913201109                                             Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TILDENROW ADVISORS, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           16,800
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          713,162
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         16,800
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            713,162
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     729,962
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.24% based on 11,696,108 shares outstanding as of September 30, 2007.
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.913201109                                             Page 3 of 7 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EILEEN SEGALL
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           16,800
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          713,162
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         16,800
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            713,162
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     729,962
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.24% based on 11,696,108 shares outstanding as of September 30, 2007.
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

Item 1(a). Name of Issuer:

Bio-Imaging Technologies Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

826 Newton-Yardley Road
Newton, PA 18940-1721


Item 2(a). Name of Person Filing

This   Statement  is  filed  on  behalf  of  each  of  the   following   persons
(collectively, the "Reporting Persons"):

           i) Tildenrow Advisors, LLC ("Tildenrow Advisors")

           ii) Eileen Segall ("Ms. Segall")

This Statement pertains to the Shares (as defined herein) of the Issuer which are held for the accounts of (i) Landmark Select, a Cayman Islands exempted company, (ii) Tildenrow Partners, LP, a Delaware limited partnership and (iii) Eileen Segall personally. Tildenrow Advisors serves as the investment adviser to Tildenrow Partners, LP and as a sub-adviser to Landmark Select. In such capacity, Tildenrow Advisors and Ms. Segall may be deemed to have voting and dispositive power over the Shares held for the account of Landmark Select and Tildenrow Partners LP, in addition to the Shares held for her own account. Ms. Segall is the managing member of Tildenrow Advisors, with discretionary authority in relation to trades advised by Tildenrow Advisors.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the principal business office of Tildenrow Advisors and Ms. Segall is 120 E. 34th Street Suite 6H, New York, NY 10016.

Item 2(c). Citizenship:

i)   Tildenrow Advisors is a New York limited liability company;

ii) Ms. Segall is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock (the "Shares")

Item 2(e). CUSIP Number:

09056N103

Item  3.  If  This  Statement  is  Filed  Pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c),         Check Whether the Person Filing is a:

           This Item 3 is not applicable.

                                                               Page 5 of 7 Pages

Item 4. Ownership:

Item 4(a). Amount Beneficially Owned:

      As of December 31, 2007, Tildenrow Advisors and Ms. Segall may be deemed to be the beneficial owner of 729,962 Shares. This amount consists of 713,162 Shares held for the account of Landmark Select, 16,000 shares held for the account of Tildenrow Partners, LP and 800 shares beneficially owned by Ms. Segall.

Item 4(b). Percent of Class:

      The number of Shares of which each of Tildenrow Advisors and Ms. Segall may be deemed to be the beneficial owner constitutes approximately 6.24% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 11,696,108 shares outstanding as of September 30, 2007).

Item 4(c). Number of Shares of which such person has:

Tildenrow Advisors and Ms. Segall
---------------------------------

(i) Sole power to vote or direct the vote:                                16,800

(ii) Shared power to vote or direct the vote:                            713,162

(iii) Sole power to dispose or direct the disposition of:                 16,800

(iv) Shared power to dispose or direct the disposition of:               713,162


Item 5. Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

           This Item 9 is not applicable.

                                                               Page 6 of 7 Pages


Item 10.   Certification:

      By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 2/12/2008                           Tildenrow Advisors, LLC
     --------------


                                       By: /s/ Eileen Segall
                                          -------------------------------
                                           Eileen Segall, Managing Member


                                           /s/ Eileen Segall
Date: 2/12/2008                            -------------------------------
     -------------                         Eileen Segall